Mail Stop 3628

November 17, 2009

Larry B. Appel, Esq.
General Counsel
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, Florida 32254-3699

      Re: **Winn-Dixie Stores, Inc.**
             Schedule TO-I
             Filed on November 9, 2009
             File No. 005-32516

Dear Mr. Appel:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the number of shares underlying New Option Grants will be determined with reference to the closing price of your common stock on the expiration date of the offer, and will not be announced until the day after expiration. Thus, security holders will not know all of the material terms of the offer until shortly before or even after expiration, which is inconsistent with

Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please advise or revise your offer.

2. In the answer to question 10 on page 3, you refer to an Eligible Option Information Sheet that you furnished to security holders. We are unable to locate this document in your filed materials. Please direct us to this disclosure, or file a form of this document as an exhibit to your Schedule TO. See Item 1016(a) of Regulation M-A.

3. If you revise your offer in response to the previous comment, please consider providing sufficient time for security holders to consider whether to tender or withdraw following the announcement of the material terms of the offer. In this regard, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) require that you extend the offering period for any increase or decrease in the consideration offered so that at least ten business days remain in the offer after the information is first sent to security holders. If you do not intend to so extend, please provide us with your detailed legal analysis supporting your conclusion.

4. Given the nature of the comments contained in this letter, please tell us whether you intend to redisseminate offer documents to include additional and/or revised information. If not, please provide us with your detailed legal analysis supporting your conclusion.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, in my absence, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (404) 572-5100
        Jeffrey M. Stein, Esq.
        King & Spalding LLP